EXHIBIT C-8

Fiscal Year 2006–2007
Message from the Minister
We should be proud of Canada’s strong economic performance over the past year. Our government has taken great care to create an environment that encourages further growth and investment. The key to our success has been our determination to develop our long-term economic plan, Advantage Canada, and put that plan into action.
Advantage Canada is designed to give Canada and Canadians five distinct advantages: a tax advantage, a fiscal advantage, a knowledge advantage, an infrastructure advantage and an entrepreneurial advantage.
As you can see in the 2006–07 Annual Financial Report, we are delivering on those advantages for Canadian individuals, families and businesses. Revenue growth is strong, government spending is focused and providing good value for money, our debt is lower and taxes are coming down.

Department of Finance Canada	Ministère des Finances Canada

In fact, as part of our Tax Back Guarantee, we are giving Canadians a direct stake and a direct benefit in how we manage government finances on their behalf. The higher-than-expected reduction in the federal debt in 2006–07 will result in approximately $260 million in additional ongoing personal income tax reductions. That’s more money in the pockets of hard-working Canadians.
Since taking office our government has provided relief in every way we collected taxes: personal taxes, consumption taxes, excise taxes and corporate taxes. As we continue to implement Advantage Canada, we intend to provide further tax relief for Canadian families and businesses in a responsible and meaningful way.
Over the past two years the federal debt has been reduced by an amount equivalent to $1,142 for every Canadian man, woman and child. We will continue to lift that burden off the shoulders of future generations, and at the same time, invest in priority programs.
Our objectives are clear: more and better jobs; a higher standard of living; and greater opportunity for Canadians to learn, earn, and invest to create the future they want for themselves and their families.
We have come a long way in a short period of time and that has not gone unnoticed internationally. Canada remains a shining example to the rest of the world of what a truly great, prosperous and compassionate nation can be.
Jim Flaherty
Minister of Finance

Table of Contents

Report Highlights	5

Budgetary Revenues	9

Total Expenses	12

The Budgetary Balance and Financial Source/Requirement	17

Federal Debt	19

Comparison of Actual Budgetary Outcomes to Budget Estimates	21

Report of the Auditor General on the Condensed Financial Statements of the Government of Canada	23

Condensed Financial Statements of the Government of Canada	24

Note to Readers
The Government reports all revenues and expenses on an accrual basis. Further details on the Government’s accounting policies can be found in the section entitled “Notes to the Condensed Financial Statements of the Government of Canada” and in the Public Accounts of Canada 2007.
During 2006–07, the Government adopted new recommendations of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants regarding the accounting treatment of other comprehensive income. Other comprehensive income consists of unrealized gains and losses on financial instruments held by enterprise Crown corporations and other government business enterprises. In accordance with the recommendations, other comprehensive income is recorded directly in the Government’s Condensed Statement of Accumulated Deficit and Condensed Statement of Change in Net Debt, but is excluded from the calculation of the Government’s annual surplus. Therefore, for 2006–07 and future years, the annual change in the federal debt (accumulated deficit) will reflect the annual budgetary balance plus any gains or losses recognized in other comprehensive income. This accounting policy change resulted in a $479-million decrease in the federal debt in 2006–07.

Report Highlights
•	A budgetary surplus of 1.0 per cent of gross domestic product (GDP), or $13.8 billion, was achieved in 2006–07.

•	Federal debt stood at $467.3 billion at the end of 2006–07, down $95.6 billion from its peak of $562.9 billion in 1996–97. Over the past two years the federal debt has fallen by an amount equivalent to $1,142 for each Canadian.

•	The federal debt-to-GDP ratio is 32.3 per cent, down sharply from its peak of 68.4 per cent in 1995–96, and is now at its lowest level in 25 years.

•	Unmatured debt—the debt issued on credit markets to investors—as a percentage of GDP has declined to 28.6 per cent from the peak of 57.7 per cent in 1995–96.

•	The share of revenues spent on public debt charges declined from 15.2 per cent in 2005–06 to 14.4 per cent in 2006–07. This is down from a peak of about 38 per cent in 1990–91. The share of revenues devoted to public debt charges is now at its lowest level since the late 1970s.

•	The 2006–07 surplus is $4.6 billion, or 1.0 per cent of combined revenues and expenses, higher than the $9.2-billion surplus forecast in the March 2007 budget, due largely to higher-than-expected corporate income tax revenues. Program expenses were $0.7 billion lower than estimated in Budget 2007, while public debt charges were $0.2 billion lower than forecast.
The Budgetary Balance
A budgetary surplus of $13.8 billion was recorded in 2006–07. Budgetary revenues increased by 6.2 per cent over the prior year. This gain was due to strong growth in income tax revenues, which was only partially offset by a decrease in goods and services tax (GST) revenues due to the impact of the July 1, 2006, GST rate reduction. Program expenses rose by 7.5 per cent as a result of higher transfers to individuals and to other levels of government, as well as higher operating expenses. Public debt charges increased by $0.2 billion, or 0.5 per cent, due to a higher average effective interest rate on the stock of interest-bearing debt.
In the absence of policy changes, the budgetary balance primarily mirrors economic developments. To enhance the comparability of financial results over time and across jurisdictions, the budgetary balance and its components are often presented as a percentage of GDP.
The budgetary surplus was 1.0 per cent of GDP in 2006–07. This ratio was unchanged from 2005–06.
All orders of government in Canada continue to post strong fiscal results. In 2006–07 the provinces and territories were in a strong surplus position due to ongoing revenue growth, particularly personal and corporate income tax revenues. The aggregate provincial-territorial surplus is currently estimated at $16.1 billion1 for 2006–07, up from the $13.6-billion aggregate surplus posted in 2005–06. This would mark the third consecutive year that the aggregate provincial-territorial surplus has exceeded the federal surplus.
As a result of improving budgetary balances and economic growth in recent years, both federal and provincial-territorial debts have declined as a share of GDP. Federal debt as a share of GDP still exceeds that of most provinces and remains significantly higher than the provincial average. Lower debt has enabled both orders of government to allocate a smaller portion of revenues to debt interest payments, freeing up funds to reduce taxes and invest in other priorities. Lower debt also strengthens our country’s ability to deal with economic shocks and challenges, such as the aging of our population.
The Organisation for Economic Co-operation and Development (OECD) estimates that Canada was the only G7 country to record a total government surplus in calendar year 2006. Moreover, it expects Canada to continue to be the only G7 country to post a surplus again in 2007 and 2008.

1	Based on final results for Nova Scotia, Ontario, Manitoba, Saskatchewan, Alberta and British Columbia and 2007 budget estimates for the remaining jurisdictions.

Federal Debt
The federal debt is the difference between the Government’s total liabilities and its assets. At the end of 2006–07 the federal debt stood at $467.3 billion, down $95.6 billion from its peak of $562.9 billion in 1996–97. As a share of GDP, federal debt dropped to 32.3 per cent in 2006–07, down from the peak of 68.4 per cent in 1995–96, bringing it to its lowest level since 1981–82. Federal debt at the end of 2006–07 was $14,223 for each Canadian, down from $15,365 two years earlier.
Federal Debt (Accumulated Deficit)
The financial statements of the Government of Canada are presented on a full accrual basis of accounting. On this basis, government debt can be defined in several ways.
Net debt represents the total liabilities of the Government less its financial assets. Financial assets consist of cash and other accounts receivable, tax receivables, foreign exchange accounts, and loans, investments and advances.
The accumulated deficit is equal to total liabilities less total assets—both financial and non-financial. Non-financial assets include tangible capital assets (such as land and buildings), inventories and prepaid expenses. Prior to 2006–07, the accumulated deficit was also equal to the net accumulation of all annual surpluses and deficits since Confederation. However, as discussed in the “Note to Readers” section, the accumulated deficit now includes accumulated other comprehensive income, which is excluded from the calculation of the Government’s surplus, in accordance with recommendations of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.
The federal debt, referred to in the budget documents and the Annual Financial Report of the Government of Canada, is the accumulated deficit. It is the federal government’s main measure of debt.

Table 1
Financial Highlights

	2005–06	2006–07

	($ billions)
Budgetary transactions
Revenues	222.2	236.0
Expenses
Program expenses	-175.2	-188.3
Public debt charges	-33.8	-33.9

Total expenses	-209.0	-222.2

Budgetary balance	13.2	13.8

Non-budgetary transactions	-6.4	-5.2
Financial source/requirement	6.8	8.5
Net change in financing activities	-6.3	-7.0

Net change in cash balances	0.5	1.5
Cash balance at end of period	21.1	22.7

Financial position
Total liabilities	702.5	705.8
Total financial assets	165.6	181.9

Net debt	536.9	523.9
Non-financial assets	55.4	56.6

Federal debt (accumulated deficit)	481.5	467.3

Financial results (% of GDP)
Budgetary revenues	16.2	16.3
Program expenses	12.7	13.0
Public debt charges	2.5	2.3
Budgetary balance	1.0	1.0
Federal debt (accumulated deficit)	35.0	32.3

Note: Numbers may not add due to rounding.
Financial Source/Requirement
The financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance, which measures revenues and expenses as they are earned or incurred rather than when the associated cash is received or paid. There was a financial source of $8.5 billion in 2006–07, compared to a financial source of $6.8 billion in 2005–06.

Budgetary Revenues
Budgetary revenues totalled $236.0 billion in 2006–07, up 6.2 per cent from 2005–06 (Table 2). Tax revenues rose by $12.3 billion, or 6.6 per cent, while Employment Insurance (EI) premium revenues rose by $0.3 billion, or 1.5 per cent. Other revenues increased by $1.2 billion, or 6.1 per cent. Budgetary revenues were $3.7 billion, or 1.6 per cent, higher than estimated in the March 2007 budget.
The largest source of budgetary revenues in 2006–07 was personal income tax revenues, which stood at 46.8 per cent of budgetary revenues. The second largest source was corporate income tax revenues at 16.0 per cent, up 10.3 percentage points from a low of 5.7 per cent in 1992–93. GST revenues were 13.3 per cent of budgetary revenues, while EI premium revenues contributed to 7.1 per cent of budgetary revenues.
Personal income tax revenues increased by $6.8 billion, or 6.5 per cent, in 2006–07. This reflects solid growth in employment and wages and salaries combined with the progressive nature of the personal income tax system.
Personal income tax revenues usually grow somewhat faster than personal income—in other words, they have an “income elasticity” greater than one—because marginal tax rates rise as taxable income rises. These factors pushing up revenues were partially offset by tax relief measures announced in the March 2007 budget and the October 2006 Tax Fairness Plan.
Corporate income tax revenues were $6.0 billion, or 19.0 per cent, higher in 2006–07 than in 2005–06. Growth in corporate income tax revenues far exceeded growth in corporate profits as measured in the National Accounts, which rose by only 5.0 per cent in 2006. As such, the gain in corporate income tax revenues largely reflects a significantly higher tax yield per dollar of corporate income earned. The higher average effective tax rate is likely due to a decline in corporate loss pools. After five consecutive years of profit growth, corporations have a dwindling supply of prior-year losses available to reduce their tax liabilities. Indeed, there appear to be a number of large corporations, particularly in the resource sector, that have just recently started paying income taxes as they have exhausted their pools of losses or credits. The cause of the increase in the average effective tax rate can only be confirmed in two years, when detailed assessment data will be available. In addition, corporate income tax revenues reported in 2006–07 were boosted by an unusually high level of corporate income tax pertaining to the prior year that was assessed after the financial statements for 2005–06 were closed, and for which corresponding instalment payments had been underpaid. This boosted corporate income tax revenues in 2006–07 by more than $1 billion.
Other income tax revenues—largely withholding taxes levied on non-residents—were $0.3 billion, or 7.7 per cent, higher in 2006–07 than in the previous year.

Other taxes and duties decreased by $0.8 billion, or 1.8 per cent, in 2006–07, driven by a $1.7-billion drop in GST revenues, reflecting the impact of the July 1, 2006, GST rate reduction. This decline was partially offset by the one-time charge on duty deposit refunds under the Canada-United States Softwood Lumber Agreement, which raised other excise taxes and duties by $0.5 billion. Other excise taxes and duties were also boosted by the introduction of an export charge on softwood lumber exports to the U.S., effective October 12, 2006, consistent with the Agreement. There is no net budgetary impact from either the charge on duty deposit refunds or the export charge: revenues from the former have been transferred to certain U.S. interests under the terms of the Agreement and revenues from the latter, net of the costs of administering the Agreement, will be transferred to provincial governments. Customs import duties rose $0.4 billion, or 11.2 per cent.
EI premium revenues increased by $0.3 billion, or 1.5 per cent, from the previous year, reflecting growth in employment and wages and salaries during the year, which more than offset the reductions in premium rates on January 1, 2006 and January 1, 2007, as well as the impact of the transfer to the province of Quebec of the responsibility for delivering maternity and parental benefits in that province along with the associated premiums, effective January 1, 2006.
Other revenues consist of net profits from Crown corporations, such as the Bank of Canada, Export Development Canada and Canada Mortgage and Housing Corporation; foreign exchange revenues; and other program revenues, primarily revenues from the sales of goods and services. Other revenues were up $1.2 billion, or 6.1 per cent, in 2006–07, primarily reflecting growth in interest and penalties on outstanding balances of taxes receivable.

Table 2
Revenues

	2005–06	2006–07	Net change
	($ millions)			(%)
Tax revenues
Income tax
Personal income tax	103,691	110,477	6,786	6.5
Corporate income tax	31,724	37,745	6,021	19.0
Other income tax	4,529	4,877	348	7.7

Total	139,944	153,099	13,155	9.4

Other taxes and duties
Goods and services tax	33,020	31,296	-1,724	-5.2
Energy taxes	5,076	5,128	52	1.0
Customs import duties	3,330	3,704	374	11.2
Air Travellers Security Charge	353	357	4	1.1
Other excise taxes and duties	4,377	4,832	455	10.4

Total	46,156	45,317	-839	-1.8

Total tax revenues	186,100	198,416	12,316	6.6

Employment Insurance premium revenues	16,535	16,789	254	1.5

Other revenues
Crown corporation revenues	7,198	7,503	305	4.2
Foreign exchange revenues	2,014	1,714	-300	-14.9
Other program revenues	10,356	11,544	1,188	11.5

Total	19,568	20,761	1,193	6.1

Total revenues	222,203	235,966	13,763	6.2

Note: Numbers may not add due to rounding.
The revenue ratio—budgetary revenues as a percentage of GDP—compares the total of all federal revenues to the size of the economy. The revenue ratio stood at 16.3 per cent in 2006–07, up from 16.2 per cent in 2005–06. This increase is primarily due to the significant growth of corporate income tax revenues.

Total Expenses
Total expenses consist of program expenses and public debt charges. In 2006–07 total expenses amounted to $222.2 billion, up 6.3 per cent from 2005–06.
Major transfers to persons (elderly benefits, EI benefits, and children’s benefits) and major transfers to other levels of government (the Canada Health Transfer, the Canada Social Transfer, fiscal arrangements and other transfers, transfers to provinces on behalf of Canada’s cities and communities, and Alternative Payments for Standing Programs) were the two largest components of total expenses in 2006–07, representing 25.0 and 19.1 per cent of total expenses. Other transfers made by various federal departments to individuals, businesses and other organizations and groups made up 12.1 per cent of total expenses in 2006–07.
After transfers, the next largest component of total expenses was the operating costs of government departments and agencies, excluding National Defence, at 18.2 per cent. Operating costs include items such as salaries and benefits, facilities and equipment, and supplies and travel.
Public debt charges amounted to 15.3 per cent of total expenses in 2006–07. This is down from a peak of nearly 30 per cent in the mid-1990s, when they were the largest component of spending, reflecting the large stock of interest-bearing debt and high average effective interest rates on that stock. With the reductions in interest-bearing debt and lower interest rates, their share of total expenses has fallen 14.5 percentage points from a high of 29.8 per cent in 1996–97.
Program expenses amounted to $188.3 billion in 2006–07, up 7.5 per cent from 2005–06 (Table 3). Within program expenses, transfers increased by $6.6 billion and operating expenses of departments and agencies, excluding National Defence, increased by $5.7 billion. Operating expenses of National Defence grew by $0.7 billion while Crown corporation expenses were virtually unchanged.
Public debt charges rose by $0.2 billion, or 0.5 per cent, reflecting higher average effective interest rates on the stock of interest-bearing debt.

Table 3
Total Expenses

	2005–06	2006–07	Net change
	($ millions)			(%)
Major transfers to persons
Elderly benefits	28,992	30,284	1,292	4.5
Employment Insurance benefits	14,417	14,084	-333	-2.3
Children’s benefits	9,200	11,214	2,014	21.9

Total	52,609	55,582	2,973	5.7

Major transfers to other levels of government
Support for health and other programs	27,225	28,640	1,415	5.2
Fiscal arrangements and other transfers	12,439	13,066	627	5.0
Canada’s cities and communities	582	590	8	1.4
Transfers in support of post-secondary education, public transit and affordable housing	3,300		-3,300
Early learning and child care		650	650
Clean Air and Climate Change Trust Fund		1,519	1,519
Patient Wait Times Guarantee Trust		612	612
Transition Trust		614	614
Alternative Payments for Standing Programs	-2,731	-3,177	-446	16.3

Total	40,815	42,514	1,699	4.2

Direct program expenses
Subsidies and other transfers[1]	24,893	26,844	1,951	7.8

Other program expenses
Crown corporations
Canada Mortgage and Housing Corporation	2,119	2,102	-17	-0.8
Canadian Broadcasting Corporation	1,672	1,666	-6	-0.4
Other cultural agencies	631	606	-25	-3.9
Canadian Air Transport Security Authority	349	438	89	25.4
Other	2,424	2,399	-25	-1.0

Total	7,195	7,211	16	0.2

National Defence	15,034	15,732	698	4.6
All other departments and agencies
Bad debt expense	1,366	4,179	2,813	205.9
Other operating expenses	33,301	36,207	2,906	8.7

Total	34,667	40,386	5,719	16.5

Total other program expenses	56,896	63,329	6,433	11.3

Total direct program expenses	81,789	90,173	8,384	10.3

Total program expenses	175,213	188,269	13,056	7.5

Public debt charges	33,772	33,945	173	0.5

Total expenses	208,985	222,214	13,229	6.3

Note: Numbers may not add due to rounding.

[1]	See Table 4 for details.

In 2006–07 major transfers to persons increased by $3.0 billion, or 5.7 per cent, over 2005–06.
•	Elderly benefits consist of Old Age Security, the Guaranteed Income Supplement and Allowance payments (formerly known as the Spousal Allowance). Total benefits were up $1.3 billion, or 4.5 per cent, in 2006–07, reflecting an $18-per-month increase in the Guaranteed Income Supplement in both January 2006 and January 2007, as well as an increase in the number of recipients.

•	EI benefits consist of regular benefits, special benefits (sickness, maternity, parental, adoption and fishing) and labour market adjustment benefits. Total benefits decreased by $0.3 billion in 2006–07, reflecting a decline in maternity and parental benefits, due to the transfer to the province of Quebec of the responsibility for delivering maternity and parental benefits in that province, effective January 1, 2006.

•	Children’s benefits consist of the base Canada Child Tax Benefit, the National Child Benefit supplement, the Child Disability Benefit and the new Universal Child Care Benefit (UCCB). The $2.0-billion, or 21.9-per-cent, increase in children’s benefits in 2006–07 is mainly attributable to transfers under the UCCB program, which began in July 2006.
Major transfers to other levels of government include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), fiscal arrangements (Equalization, transfers to the territories, as well as a number of smaller transfer programs), transfers to provinces on behalf of Canada’s cities and communities, and Alternative Payments for Standing Programs. These transfers increased by $1.7 billion, or 4.2 per cent, over 2005–06, resulting largely from legislated increases in the CHT, the CST, Equalization and Territorial Formula Financing in 2006–07.
•	The CHT and CST—block-funded transfers—support health care, post-secondary education, social assistance and social services, including early childhood development. These programs provide support in the form of cash and tax transfers to the provinces and territories. Transfers in support of health and other social programs increased by $1.4 billion in 2006–07, reflecting legislated increases in the CHT and the CST transfers in 2006–07.
•	Total entitlements under fiscal arrangements and other transfers increased by $0.6 billion to $13.1 billion in 2006–07.
•	In Budget 2007, the Government announced one-time transfers to provinces and territories to support a number of initiatives including health care, post-secondary education, labour market training and the environment. These transfers included the creation of the $1.5-billion Clean Air and Climate Change Trust Fund, the $0.6-billion Patient Wait Times Guarantee Trust and the $0.6-billion Transition Trust.
•	The 2006–07 results also include a $650-million one-time payment made in July 2006 to provinces and territories under the Early Learning and Child Care Agreements.
•	Alternative Payments for Standing Programs represent recoveries of federal tax point abatements under contracting-out arrangements. These arrangements allow provinces to assume the administrative and financial authority for certain federal-provincial programs. In turn, the federal government provides provinces with tax points, the value of which are netted against total entitlements and accordingly recovered from cash transfers. These recoveries reflect the growth in the value of the tax points.
In 2006–07 subsidies and other transfers increased by $2.0 billion, or 7.8 per cent, over 2005–06 (Table 4). This growth largely reflects increased agricultural assistance announced in Budget 2006, $0.5 billion in transfers to U.S. interests under the Canada-United States Softwood Lumber Agreement, and a $0.4-billion transfer to the Canada Health Infoway to support early movement by provinces towards patient wait times guarantees.

Table 4
Subsidies and Other Transfers

	2005–06	2006–07	Net change
	($ millions)			(%)
Agriculture and Agri-Food
Grains and Oilseeds Payment Program	756	0	-756	-100.0
CAIS (Canadian Agricultural Income Stabilization) Inventory Transition Initiative		873	873	n/a
Cost of Production Payment		400	400	n/a
Other	1,839	1,849	10	0.5

Total	2,595	3,122	527	20.3

Foreign Affairs and International Trade
Canada-United States Softwood Lumber Agreement		503	503	n/a
Other	3,357	3,501	144	4.3

Total	3,357	4,004	647	19.3

Health
First Nations and Inuit health	857	927	70	8.1
Canadian Institutes of Health Research	758	800	41	5.5
Primary Health Care Transition Fund	185	73	-112	-60.7
Canada Health Infoway		400	400	n/a
Other	281	315	35	12.3

Total	2,080	2,514	434	20.8

Human Resources and Skills Development
Student assistance programs	848	874	26	3.1
Labour market programs	746	740	-6	-0.8
Energy Cost Benefit	210	4	-207	-98.3
Other	389	300	-89	-22.9

Total	2,193	1,918	-275	-12.6

Indian and Northern Affairs	5,448	5,161	-287	-5.3
Industry/regional agencies/granting councils
Technology Partnerships Canada	452	342	-109	-24.2
Infrastructure Canada	368	286	-83	-22.4
Regional agencies	537	613	76	14.1
Natural Sciences and Engineering Research Council of Canada/Social Sciences and Humanities Research Council of Canada	1,371	1,458	88	6.4
CANARIE		120	120	n/a
Genome Canada		100	100	n/a
Other	266	273	7	2.6

Total	2,994	3,192	198	6.6

Other	6,225	6,933	708	11.4

Total	24,893	26,844	1,951	7.8

Note: Numbers may not add due to rounding.

Other program expenses—total program expenses less transfers—consist of the operating costs of the more than 130 departments, agencies, Crown corporations and other federal bodies that deliver programs and services to Canadians. These expenses amounted to $63.3 billion in 2006–07, up $6.4 billion, or 11.3 per cent, from 2005–06. Within this component:
•	Expenses related to Crown corporations were virtually unchanged in 2006–07, increasing by $16 million, or 0.2 per cent, over 2005–06.
•	National Defence expenses increased by $0.7 billion, or 4.6 per cent, primarily reflecting incremental annual funding to strengthen Canada’s military.
•	All other departmental and agency expenses increased by $5.7 billion, or 16.5 per cent. About half of this increase reflects a $2.8-billion increase in bad debt expense nearly all of which relates to taxes receivable. The increase in bad debt expense reflects a year-over-year increase in the stock of accounts receivable outstanding at year-end and a reduction in the estimated creditworthiness of those receivables. The other half is largely attributable to increased pension costs, reflecting the one-time impact of previously announced amendments to the public service pension plans. This is one of a series of changes that have been implemented over the past few years to improve the fairness and affordability of the public service pension plans over the long run.
The expense ratio—total expenses as a percentage of budgetary revenues—stood at 94.2 per cent in 2006–07. An expense ratio of less than 100 means that revenues exceed expenses, resulting in a surplus. The expense ratio has been less than 100 since the federal government first recorded a surplus in 1997–98. This is in sharp contrast to the previous 27 years, in which revenues did not cover expenses.
Public debt charges increased by $0.2 billion, or 0.5 per cent, to $33.9 billion in 2006–07, due to higher average effective interest rates on the stock of interest-bearing debt.
The interest ratio—public debt charges as a percentage of budgetary revenues—declined from 15.2 per cent in 2005–06 to 14.4 per cent in 2006–07. This ratio means that, in 2006–07, the Government spent about 14 cents of every revenue dollar on interest on the public debt. This is down from the peak of about 38 cents in 1990–91 and is the lowest this ratio has been since the late 1970s. This is money that must be paid to meet the Government’s ongoing obligations on its debt. The lower the ratio, the more flexibility the Government has to address the key priorities of Canadians.

The Budgetary Balance and
Financial Source/Requirement
The budgetary balance is the most comprehensive measure of the federal government’s fiscal results. It is presented on a full accrual basis of accounting, recording government liabilities when they are incurred, regardless of when the cash payment is made, and recording tax revenues when earned, regardless of when the cash is received.
In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance in that it includes cash transactions in loans, investments and advances, federal employees’ pension accounts, other specified purpose accounts, foreign exchange activities, and changes in other financial assets, liabilities and non-financial assets. These activities are included as part of non-budgetary transactions. The conversion from full accrual to cash accounting is also reflected in non-budgetary transactions.
Non-budgetary transactions in 2006–07 resulted in a net requirement of funds amounting to $5.2 billion, compared to a net requirement of $6.4 billion in 2005–06.
The non-budgetary requirement of funds in 2006–07 was due to cash requirements resulting from the acquisition of capital assets and loans, financial investments and advances, as well as from other activities, including payment of accounts payable, increases in accounts receivable and foreign exchange activities. These were partly offset by a source of funds related to public sector pension benefits.
With a budgetary surplus of $13.8 billion and a net requirement from non-budgetary transactions of $5.2 billion, there was a financial source of $8.5 billion in 2006–07, up $1.7 billion from the $6.8-billion source posted in 2005–06 (Table 5).
With this financial source, the Government retired $7.0 billion of its unmatured debt and increased its cash balances by $1.5 billion. Cash balances at March 31, 2007, stood at $22.7 billion.

Table 5
Budgetary Balance, Financial Source/Requirement and Net Financing Activities

	2005–06		2006–07
		($ billions)
Surplus for the year	13.2		13.8
Non-budgetary transactions
Pension and other accounts
Public sector pensions	1.5		3.7
Other employee and veteran future benefits	1.8		1.8
Canada Pension Plan	-2.6		-0.1
Other	-0.6		-0.2

Total	0.1		5.1

Non-financial assets	-0.6		-1.2
Loans, investments and advances	-3.7		-2.7
Other transactions
Accounts payable, receivable, accruals and allowances	-2.3		-3.1
Foreign exchange activities	0.0		-3.4

Total other transactions	-2.2		-6.5

Total non-budgetary transactions	-6.4		-5.2

Financial source/requirement	6.8		8.5

Net change in financing activities
Marketable bonds	-4.7		-3.7
Treasury bills	4.4		2.5
Canada Savings Bonds	-1.7		-2.2
Other	-4.3		-3.6

Total	-6.3		-7.0

Change in cash balances	0.5		1.5

Cash at end of year	21.1		22.7

Note: Numbers may not add due to rounding.

Federal Debt
Total liabilities consist of interest-bearing debt and accounts payable and accrued liabilities. Interest-bearing debt includes unmatured debt and liabilities for pension and other accounts. At March 31, 2007, interest-bearing debt amounted to $599.3 billion, down $1.8 billion from March 31, 2006 (Table 6). Within interest-bearing debt, unmatured debt decreased by $7.0 billion while liabilities for pension and other accounts increased by $5.1 billion. Accounts payable and accrued liabilities amounted to $106.5 billion, up $5.1 billion from 2005–06. As a result, total liabilities at March 31, 2007 stood at $705.8 billion, up $3.3 billion from the previous year.
Financial assets consist of cash and other accounts receivable, tax receivables, foreign exchange accounts, and loans, investments and advances. Financial assets totalled $181.9 billion at March 31, 2007, up $16.3 billion from March 31, 2006. Increases were recorded in cash and other accounts receivable (up $2.4 billion), tax receivables (up $7.4 billion), loans, investments and advances (up $3.2 billion) and foreign exchange accounts (up $3.4 billion). As a result, net debt stood at $523.9 billion at March 31, 2007, down $13.0 billion from March 31, 2006, and $85.1 billion below the peak of $609 billion at March 31, 1997. As a per cent of GDP, net debt dropped to 36.2 per cent in 2006–07, down 37.7 percentage points from its peak of 73.9 per cent in 1995–96. This is the 11th consecutive year in which the net debt-to-GDP ratio has declined.
Non-financial assets, consisting of tangible capital assets, inventories and prepaid expenses, amounted to $56.6 billion at March 31, 2007, up $1.2 billion from March 31, 2006.
With total liabilities of $705.8 billion, financial assets of $181.9 billion and non-financial assets of $56.6 billion, the federal debt (accumulated deficit) stood at $467.3 billion at March 31, 2007, down $14.2 billion from 2005–06 and $95.6 billion from its peak in 1996–97. The decline in federal debt between 2005–06 and 2006–07 was largely due to an increase in financial assets.
The reduction in the federal debt results in effective interest savings that will be passed on to Canadians through personal income tax reductions under the Government’s Tax Back Guarantee. These effective interest savings result not only from reductions in the Government’s market debt, but also from increases in its financial assets. For example, the Government’s ownership interests in enterprise Crown corporations and other government business enterprises generate returns in the form of corporate profits. Similarly, reserves held in the foreign exchange accounts are generally invested in marketable securities which yield investment returns. The Government also earns interest revenue from the issuance of loans and advances.

Table 6
Outstanding Debt at Year-End

	2005–06		2006–07
		($ billions)
Liabilities
Accounts payable and accrued liabilities	101.4		106.5
Interest-bearing debt
Unmatured debt	421.1		414.2
Pension and other liabilities	179.9		185.1

Total	601.1		599.3

Total liabilities	702.5		705.8

Financial assets
Cash and other accounts receivable	23.7		26.1
Tax receivables	59.1		66.5
Foreign exchange accounts	40.8		44.2
Loans, investments and advances	41.9		45.1

Total financial assets	165.6		181.9

Net debt	536.9		523.9

Non-financial assets
Tangible capital assets	48.4		49.0
Inventories	5.9		6.0
Prepaid expenses	1.2		1.6

Total non-financial assets	55.4		56.6

Federal debt (accumulated deficit)	481.5		467.3

Note: Numbers may not add due to rounding.
Both net debt and unmatured debt, expressed as a percentage of GDP, are now below their respective levels in the early 1980s.

Comparison of Actual Budgetary Outcomes to Budget Estimates
This section compares the actual outcome for the major components of the budgetary balance for 2006–07 to the estimates presented in the March 2007 budget. The Government estimated a surplus of $9.2 billion for 2006–07 in the March 2007 budget. This amount was allocated to planned federal debt reduction. The final audited budgetary surplus for 2006–07 is $13.8 billion.
The increase in the 2006–07 surplus compared to the March 2007 budget estimate is largely attributable to higher-than-anticipated corporate income tax revenues.
Total revenues were 1.6 per cent, or $3.7 billion, higher than projected in the budget. Corporate income tax revenues were $2.7 billion higher than projected, as revenues rose by significantly more than profits across a number of sectors. Budget 2007 projections were prepared based on data up to January 2007, at which time corporate income tax revenues were up 12.4 per cent. Over the remaining two months of the fiscal year, corporate income tax revenues rose nearly 20 per cent. These gains, plus year-end adjustments, which reflect assessments up to the end of May 2007, raised the growth rate for the year as a whole to 19.0 per cent, well above the increase in the tax base. An unusually high level of corporate income tax pertaining to the prior year was assessed after the financial statements for 2005–06 were closed, for which instalments had been underpaid.
Non-tax revenues (excluding EI premium revenues) were $1.1 billion higher than projected in the budget, reflecting growth in interest and penalties on outstanding balances of taxes receivable along with growth in profits of Crown corporations. Excise taxes and duties were $0.9 billion higher than projected, primarily reflecting the impact of a one-time systems change and stronger-than-expected growth in GST revenues.
Program expenses were 0.4 per cent, or $0.7 billion, lower than forecast in the 2007 budget. Actual results were lower than forecast in all major categories of spending. The Government is committed to only approving funds that are actually needed to achieve measurable results in a way that is effective and provides value for money on behalf of Canadians. Within major transfers to persons, elderly benefits were marginally lower than expected ($0.2 billion), while recoveries under Alternative Payments for Standing Programs, which reduce major transfers to other levels of government, were $0.3 billion higher than expected at the time of Budget 2007. Direct program expenses, which include subsidies and other transfers, spending by Crown corporations, and operating expenses of departments and agencies, including National Defence, were $0.1 billion lower than forecast in Budget 2007. Within direct program expenses, bad debt expenses were $1.2 billion higher than forecast in Budget 2007. This increase was more than offset by lower-than-forecast departmental spending, reflecting in part a higher-than-forecast lapse in departmental spending authorities.
Public debt charges were 0.5 per cent, or $0.2 billion, lower than estimated.

Table 7
Comparison of Actual Outcomes to March 2007 Budget

		2007
	Actual	budget[1]	Difference
		($ billions)
Budgetary revenues
Personal income tax	110.5	111.6	-1.2
Corporate income tax	37.7	35.0	2.7
Other income tax	4.9	5.4	-0.5
Excise taxes and duties	45.3	44.4	0.9
Employment Insurance premium revenues	16.8	16.1	0.7
Other revenues	20.8	19.7	1.1

Total	236.0	232.3	3.7

Program expenses
Major transfers to persons
Elderly benefits	30.3	30.5	-0.2
Employment Insurance benefits	14.1	14.2	-0.1
Children’s benefits	11.2	11.1	0.1

Total	55.6	55.8	-0.2

Major transfers to other levels of government
Federal transfers in support of health and other programs	28.6	28.6	0.0
Fiscal arrangements and other transfers	13.1	13.1	0.0
Canada’s cities and communities	0.6	0.6	0.0
Early learning and child care	0.7	0.7	0.0
Clean Air and Climate Change Trust Fund	1.5	1.5	0.0
Patient Wait Times Guarantee Trust	0.6	0.6	0.0
Transition Trust	0.6	0.6	0.0
Alternative Payments for Standing Programs	-3.2	-2.9	-0.3

Total	42.5	42.9	-0.4

Direct program expenses
Subsidies and other transfers	26.8	29.0	-2.1
Crown corporations	7.2	7.0	0.2
Departmental operating expenses	56.1	54.3	1.8

Total	90.2	90.3	-0.1

Total program expenses	188.3	189.0	-0.7

Public debt charges	33.9	34.1	-0.2

Budgetary outcome/estimate	13.8	9.2	4.6

Note:	Numbers may not add due to rounding.

[1]	Comparative figures from Budget 2007 have been reclassified to conform to the presentation in the Condensed Statement of Operations and Accumulated Deficit.

Auditor General of Canada Verificatrice general du Canada

REPORT OF THE AUDITOR GENERAL
ON THE CONDENSED FINANCIAL STATEMENTS
OF THE GOVERNMENT OF CANADA
To the Minister of Finance
The accompanying condensed statements of operations and accumulated deficit, financial position, change in net debt and cash flow are derived from the complete financial statements of the Government of Canada as at March 31, 2007, and for the year then ended on which I expressed an opinion without reservation in my Report to the House of Commons dated August 24, 2007.
For more complete information, readers should refer to my Report, which will be included in Volume I of the Public Accounts of Canada 2007, expected to be tabled in the House of Commons later this year.
The fair summarization of the complete financial statements is the responsibility of the Government. My responsibility, in accordance with the applicable Assurance Guideline of The Canadian Institute of Chartered Accountants, is to report on the condensed financial statements.
In my opinion, the accompanying condensed financial statements fairly summarize, in all material respects, the related complete financial statements in accordance with the criteria described in the Guideline referred to above.
These summarized financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. For more information on the Government’s results of operations and accumulated deficit, financial position, change in net debt and cash flow, reference should be made to the related complete financial statements, which will also be included in Volume I of the Public Accounts of Canada 2007.

Sheila Fraser, FCA
Auditor General of Canada
Ottawa, Canada
August 24, 2007

Condensed Financial Statements of the Government of Canada
The fundamental purpose of these condensed financial statements is to provide an overview of the financial affairs and resources for which the Government is responsible under authority granted by Parliament. Responsibility for the integrity and objectivity of these statements rests with the Government.
These financial statements are extracted and condensed from the audited financial statements included in Section 2 of Volume I of the Public Accounts of Canada 2007, which are expected to be tabled in Parliament later this year. As these condensed financial statements are, by their nature, summarized, they do not include all disclosure required for financial reporting by governments in Canada. Readers interested in the disclosure of more detailed data should refer to the audited financial statements in the Public Accounts.
Table 8
Government of Canada
Condensed Statement of Operations and Accumulated Deficit
for the Year Ended March 31, 2007

	2007			2006
	Budget[1]		Actual	Actual
			($ millions)
Revenues
Income tax revenues	148,990		153,099	139,944
Other taxes and duties	43,420		45,317	46,156
Employment insurance premiums	16,125		16,789	16,535
Other revenues	18,615		20,761	19,568

Total revenues	227,150		235,966	222,203
Expenses
Transfer payments
Old age security benefits and related payments	30,625		30,284	28,992
Other levels of government	40,075		42,514	40,815
Employment insurance benefits	14,580		14,084	14,417
Children’s benefits	11,140		11,214	9,200
Other transfer payments	27,600		26,844	24,893

Total transfer payments	124,020		124,940	118,317

Other program expenses	64,785		63,329	56,896

Total program expenses	188,805		188,269	175,213
Public debt charges	34,788		33,945	33,772

Total expenses	223,593		222,214	208,985

Annual surplus	3,557		13,752	13,218
Accumulated deficit, beginning of year	481,499	[2]	481,499	494,717
Other comprehensive income (Note 2)			479

Accumulated deficit, end of year	477,942		467,268	481,499

The accompanying notes are an integral part of these statements.

[1]	Derived from Budget 2006.

[2]	Adjusted to the actual closing amount of previous year.

Table 9
Government of Canada
Condensed Statement of Financial Position
as at March 31, 2007

	2007	2006
	($ millions)
Liabilities
Accounts payable and accrued liabilities	106,511	101,432
Interest-bearing debt
Unmatured debt	414,192	421,149
Pension and other liabilities	185,060	179,924

Total interest-bearing debt	599,252	601,073

Total liabilities	705,763	702,505

Financial assets
Cash and accounts receivable	92,586	82,843
Foreign exchange accounts	44,178	40,827
Loans, investments and advances	45,094	41,889

Total financial assets	181,858	165,559

Net debt	523,905	536,946

Non-financial assets
Tangible capital assets	49,036	48,355
Other	7,601	7,092

Total non-financial assets	56,637	55,447

Accumulated deficit	467,268	481,499

The accompanying notes are an integral part of these statements.

Table 10
Government of Canada
Condensed Statement of Change in Net Debt
for the Year Ended March 31, 2007

	2007			2006
	Budget[1]		Actual	Actual
			($ millions)
Net debt, beginning of year	536,946	[2]	536,946	549,587

Change in net debt during the year
Annual surplus	-3,557		-13,752	-13,218
Acquisition of tangible capital assets	4,885		4,789	4,046
Amortization of tangible capital assets	-4,092		-3,807	-3,904
Other	-100		208	435

Net decrease in net debt due to operations	-2,864		-12,562	-12,641

Other comprehensive income (Note 2)			-479

Net decrease in net debt	-2,864		-13,041	-12,641

Net debt, end of year	534,082		523,905	536,946

The accompanying notes are an integral part of these statements.

[1]	Derived from Budget 2006.

[2]	Adjusted to the actual closing amount of previous year.
Table 11
Government of Canada
Condensed Statement of Cash Flow for
the Year Ended March 31, 2007

	2007	2006
	($ millions)
Cash provided by operating activities
Annual surplus	13,752	13,218
Items not affecting cash	-1,662	-4,749

	12,090	8,469
Cash used by capital investment activities	-4,587	-3,900
Cash provided by investing activities	2,289	466

Total cash generated before financing activities	9,792	5,035
Cash used by financing activities	-8,245	-4,501

Net increase in cash	1,547	534
Cash at beginning of year	21,149	20,615

Cash at end of year	22,696	21,149

Supplementary information
Cash used for interest	20,026	19,810

The accompanying notes are an integral part of these statements.

Notes to the Condensed Financial Statements of the Government of Canada
1. Summary of Significant Accounting Policies
The reporting entity of the Government of Canada includes all departments, agencies, corporations, organizations and funds, which are controlled by the Government. The financial activities of all these entities are consolidated in these financial statements, except for enterprise Crown corporations and other government business enterprises, which are not dependent on the Government for financing their activities. These corporations are reported under the modified equity basis of accounting. The Canada Pension Plan is excluded from the reporting entity because changes to the Plan require the agreement of two thirds of participating provinces and it is therefore not controlled by the Government.
The Government accounts for transactions on an accrual basis, using the Government’s accounting policies that are described in Note 1 to its audited financial statements, which are based on Canadian generally accepted accounting principles for the public sector. The use of these stated accounting policies does not result in any significant differences from Canadian generally accepted accounting principles.
Financial assets recorded on the Condensed Statement of Financial Position can provide resources to discharge liabilities or finance future operations and are recorded at the lower of cost or net realizable value. Non-financial assets cannot normally be converted into cash to finance future operations without disrupting government operations; they are recorded at cost less accumulated amortization. Liabilities are recorded at the estimated amount ultimately payable. Within pension and other liabilities, obligations for pension and other employee and veteran future benefits are determined on an actuarial basis.
Allowances for valuation are established for loans, investments and advances, as well as for loan guarantees and other obligations.
Some amounts in these statements are based on estimates and assumptions made by the Government. By their nature, such estimates are subject to measurement uncertainty. The effect of changes to such estimates and assumptions in future periods could be significant to the financial statements, although, at the time of their preparation, the Government believes the estimates and assumptions to be reasonable. Some of the more significant estimates used in these financial statements affect the accrual of tax revenues and obligations for pension and other employee and veteran future benefits.
Comparative figures have been reclassified to conform to the current year’s presentation.
2. Change in Accounting Policy
During 2006-2007, the Government adopted the new recommendations of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants regarding the recording of other comprehensive income resulting from the accounting of certain unrealized gains and losses on financial instruments by enterprise Crown corporations. In accordance with those recommendations, other comprehensive income is excluded from the calculation of the Government’s annual surplus. It is instead recorded directly to the Government’s Condensed Statement of Accumulated Deficit and Condensed Statement of Change in Net Debt.
This accounting policy change has resulted in an increase of $479 million in loans, investments and advances presented on the Condensed Statement of Financial Position and in a corresponding decrease in the balances of the accumulated deficit and of the net debt of the Government.

3. Contractual Obligations
Contractual obligations that will materially affect the level of future expenditures include transfer payment agreements, acquisitions of property and equipment, and goods and services, operating leases and funding of international organizations. At March 31, 2007, contractual obligations amount to $67,954 million ($69,960 million in 2006), of which $14,365 million pertains to fiscal year 2007-2008.
4. Contingent Liabilities
Guarantees by the Government and callable share capital in certain international organizations at March 31, 2007 amount to $165,321 million ($143,991 million in 2006), net of a recorded allowance of $815 million ($1,031 million in 2006). In addition, there are a number of contaminated sites where the Government could be obligated to incur costs.
There are thousands of claims and pending and threatened litigation cases against the Government; the total amount claimed in these instances is significant but the final outcome is not determinable. The Government has recorded an allowance for claims and litigation where it is likely that there will be a future payment and a reasonable estimate of the loss can be made.
At March 31, 2007, insurance in force relating to self-sustaining insurance programs operated by three agent enterprise Crown corporations amounted to $897,490 million ($839,382 million in 2006). The Government expects that all three corporations will cover the cost of both current claims and possible future claims.
5. Subsequent Event
On August 20, 2007, the Government of Canada announced that it has entered into an agreement for the sale of nine office buildings and their subsequent lease-back for a period of twenty-five years. The office complexes and land that are located in six major cities across Canada will be sold for an amount approximating $1,600 million. The impact of this agreement, once finalized, will be reflected in the 2007-2008 financial statements.

Other Sources of Information
Public Accounts of Canada
The Public Accounts of Canada, as required under section 64(1) of the Financial Administration Act, are tabled in the fall of each year by the President of the Treasury Board. This report is presented in three volumes:
•	Volume I contains the Government’s audited financial statements and supporting schedules and information.

•	Volume II contains details of financial operations by ministry.

•	Volume III contains additional information and analyses.
Budget
The budget, usually introduced in February, presents the Government’s overall fiscal plan, incorporating revenue projections and spending plans, which combine to determine the resulting budgetary balance. The budget also introduces proposals for changes in taxation.
The Fiscal Monitor
This monthly newsletter produced by the Department of Finance highlights the financial results of the Government together with the reasons underlying major variances.
Debt Management Strategy
This report is tabled annually in Parliament. It provides information on the federal government’s debt management strategy for the coming fiscal year.
Debt Management Report
This annual document provides an accounting of the key elements of federal debt strategy and describes various strategic and operational aspects of the Government’s debt program and cash management activities over the past fiscal year.
Estimates
Each year the Government prepares Estimates in support of its request to Parliament for authority to spend public monies. This request is formalized through the tabling of appropriation bills in Parliament. The Estimates are tabled in the House of Commons by the President of the Treasury Board and consist of three parts:
Part I—The Government Expenditure Plan provides an overview of federal spending and summarizes the relationship of the key elements of the Main Estimates to the Expenditure Plan set out in the budget.
Part II—The Main Estimates directly support the Appropriations Act.
Part III—Departmental Expenditure Plans, which consist of two components—Reports on Plans and Priorities and Departmental Performance Reports.